

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2014

Via E-mail
Stephen P. Holmes
Chairman and Chief Executive Officer
Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, New Jersey 07054

> **Re:** **Wyndham Worldwide Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 1-32876**

Dear Mr. Holmes:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You stated in your letter to us dated May 10, 2011 that a joint venture entity in which you had interest had agreed to provide services to a hotel in Syria, and that your vacation exchange business had members resident in Sudan and Syria. Also, you state on pages 15 and 19 that you operate in the Caribbean, references to which can be understood to include Cuba. Cuba, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K any contacts with Cuba, Sudan or Syria. Please provide us with information regarding any contacts with Cuba, Sudan or Syria since the referenced letter. You should describe any goods or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other

contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

2. Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

Stephen P. Holmes
Wyndham Worldwide Corporation
October 29, 2014
Page 3

cc: Sonia Barros
        Assistant Director
        Division of Corporation Finance